Exhibit 16.1

Tel: 310-557-0300	515 S Flower St, 47th Floor
Fax: 310-557-1777	Los Angeles, CA 90071
www.bdo.com

March 13, 2023

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on March 8, 2023, to be filed by our former client, Ziff Davis, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO USA, LLP

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.